Exhibit 99.1

MIND CTI Reports Fourth Quarter and Full Year 2024 Results

*Board Declares Cash Dividend

* MIND CTI to Host Annual Meeting of Shareholders

Yoqneam, Israel, March 4, 2025 MIND C.T.I. LTD. – (NasdaqGM: MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers, unified communications (UC) analytics and call accounting solutions for enterprises as well as enterprise messaging solutions, today announced results for its fourth quarter of 2024 and its full year ended December 31, 2024.

The following will summarize our business in the fourth quarter of 2024 and provide a more detailed review of the financial results for the quarter and for the full year. Full financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Financial Highlights of Q4 2024

●	Revenues of $5.2 million, compared with $5.6 million in the fourth quarter of 2023.

●	Operating income of $ 1.3 million, or 25% of total revenue, compared with $1.2 million, or 21% of revenue in the fourth quarter of 2023.

●	Net income of $1.2 million, or $0.06 per share, compared with $1.4 million, or $0.07 per share in the fourth quarter of 2023.

●	Cash flow from operating activities of $0.3 million, compared with $0.7 million in the fourth quarter of 2023.

Financial Highlights of Full Year 2024

●	Revenues of $21.4 million, compared with $21.6 million in 2023.

●	Operating income of $4.4 million, or 20% of total revenue, compared with $4.7 million, or 22% of total revenue in 2023.

●	Net income of $4.6 million, or $0.23 per share, compared with $5.2 million, or $0.26 per share in 2023.

●	Cash flow from operating activities of $4.1 million, same as in 2023.

●	Cash position of approximately $15.8 million as of December 31, 2024.

Ariel Glassner, MIND CTI’s Chief Executive Officer, commented: “The impact of global economic conditions, industry consolidation, emergence of new competitors and commoditization of telecom services, continue to have a material adverse effect on our existing and potential customers. These conditions have caused the capital spending levels of many communications companies to decline and in addition, telcos have reduced investment in billing platforms to prioritize the significant infrastructure costs required for 5G deployment. The telco billing market decrease, the pricing pressures, and increased competition have been acute in recent years, and we were unable to recruit any new customers in 2024.

Consolidation and intense competition in the telecom space resulted in a few long-term customers closing or selling their business. While our focus is on expanding to new markets, this effort will not materialize in 2025 due to long sale cycles. We expect all these factors to have an unfavorable impact on our revenues and profitability in 2025. As previously mentioned, the messaging segment’s business results are difficult to predict, and we expect our business results to present volatility in revenues, margins, and cash flows. We continue to invest in new technologies to enhance our offering, to support 5G technologies, and to add AI capabilities to our platforms.”

Revenue Distribution for Q4 2024

Revenues in Europe represented 46% (including the messaging segment revenues in Germany that represented 34%), the Americas represented 43%, and the rest of the world represented 11% of our total revenues.

Revenues from our customer care and billing software were $3.0 million, or 58% of total revenues, enterprise messaging and payment solutions were $1.8 million, or 34% of our total revenues, and enterprise call accounting software were $0.4 million, or 8% of total revenues.

Revenues from maintenance and additional services were $4.8 million, or 92% of our total revenues, while licenses were $0.4 million, or 8% of our total revenues.

Revenue Distribution for Full Year 2024

Revenues in Europe represented 53% (including the messaging segment revenues in Germany that represented 37%), the Americas represented 40%, and the rest of the world represented 7% of our total revenues.

Revenues from our customer care and billing software were $11.8 million, or 55% of total revenues, enterprise messaging and payment solutions were $7.8 million, or 37% of our total revenues, and enterprise call accounting software were $1.9 million, or 8% of our total revenues.

Revenues from maintenance and additional services were $20.7 million, or 97% of our total revenues, while licenses were $0.7 million, or 3% of our total revenues.

Follow-on Orders in 2024

Throughout 2024, we had multiple follow-on orders.

The follow-on orders from long-time existing customers mainly included license upgrades, based on number of subscribers, enhancements of scope with additional functionality, and implementations of our online store / e-commerce module that we developed.

Dividend Distribution

We first adopted a dividend policy in 2003, and we continue to believe that our annual dividends enhance shareholder value.

Taking into consideration our dividend policy and the remaining cash after the distribution, on March 4, 2025, our Board of Directors declared a gross dividend of $0.22 per share. The record date for the dividend will be March 25, 2025, and the payment date will be April 10, 2025. Tax will be withheld at a rate of 20%.

Update on Acquisitions

As previously announced, in January 2025 we acquired Aurenz GmbH (aurenz), a leading provider of UC analytics and call accounting solutions in Germany.

We continue to explore potential acquisition targets at reasonable valuations that satisfy the criteria we defined: proven revenues, complementary technology or geography and expected accretion to earnings within two to three quarters.

AGM

MIND also announced today that its 2025 Annual General Meeting of Shareholders will be held on May 6, 2025, at 3:00 P.M. (Israel time), at the offices of the Company, 2 HaCarmel Street, Yoqneam 2066724, Israel.

Shareholders of record at the close of business on April 1, 2025 are entitled to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail.

The agenda of the Meeting is as follows:

(i)	to re-appoint Fahn Kanne & Co. Grant Thornton Israel as the Company’s independent auditor until the close of the following Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

(ii)	to re-elect Ms. Monica Iancu as a Class I director of the Company until the close of 2028 Annual General Meeting of Shareholders of the Company;

(iii)	to ratify the compensation of our Chief Executive Officer;

(iv)	to approve the purchase of a D&O insurance policy from time to time;

(v)	to re-approve the existing Compensation Policy; and

(vi)	to discuss the Company’s audited financial statements for the year ended December 31, 2024.

Shareholders are entitled to propose an agenda item for the Meeting if they notify the Company within 14 days of this notice, subject to applicable law.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty-five years of experience in providing solutions to carriers and enterprises, MIND operates from offices in Israel, Romania, Germany and the United States.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements”, expectations of the results of the Company’s business optimization initiative, integration of the company’s acquisitions and its projected outlook and results of operations. These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including, but not limited to, economic conditions in our key markets, as well as the risks discussed in the Company’s annual report and other filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND C.T.I. Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
	U.S. dollars in thousands (except per share data)

REVENUES	$5,199	$5,609	$21,446	$21,612
COST OF REVENUES	2,309	2,834	10,709	10,746
GROSS PROFIT	2,890	2,775	10,737	10,866
OPERATING EXPENSES:
Research and development	827	868	3,391	3,538
Selling and marketing	339	358	1,286	1,162
General and administrative	404	395	1,683	1,417
Total operating expenses	1,570	1,621	6,360	6,117
OPERATING INCOME	1,320	1,154	4,377	4,749
FINANCIAL INCOME, net	67	345	587	777
INCOME BEFORE TAXES ON INCOME	1,387	1,499	4,964	5,526
TAXES ON INCOME	149	65	334	359
NET INCOME	$1,238	$1,434	$4,630	$5,167

EARNINGS PER SHARE - in U.S. dollars:
Basic	$0.06	$0.07	$0.23	$0.26
Diluted	$0.06	$0.06	$0.22	$0.25

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - in thousands:
Basic	20,484	20,218	20,297	20,163
Diluted	20,706	20,501	20,581	20,471

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	December 31,
	2024	2023
	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,452	$2,958
Short-term bank deposits	11,108	13,464
Marketable securities	193	182
Accounts receivable, net	2,498	2,295
Other current assets	493	538
Prepaid expenses	175	277
Total current assets	18,919	19,714

NON-CURRENT ASSETS:
Accounts receivable, net	448	714
Severance pay fund	2,346	2,051
Deferred income taxes	108	102
Property and equipment, net	156	216
Right-of-use assets, net	861	690
Intangible assets, net	135	266
Goodwill	7,729	7,872
Total assets	$30,702	$31,625

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$769	$989
Other current liabilities and accruals	1,469	1,749
Current maturities of lease liabilities	188	218
Deferred revenues	849	1,517
Total current liabilities	3,275	4,473

LONG-TERM LIABILITIES:
Deferred revenues	108	100
Lease liabilities, net of current maturities	637	424
Accrued severance pay	2,346	2,060
Deferred income taxes	40	80
Total liabilities	6,406	7,137

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	27,904	27,776
Accumulated other comprehensive loss	(1,207)	(1,001)
Accumulated deficit	(1,572)	(1,334)
Treasury shares	(883)	(1,007)
Total shareholders’ equity	24,296	24,488
Total liabilities and shareholders’ equity	$30,702	$31,625

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,238	$1,434	$4,630	$5,167
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	45	49	186	196
Deferred income taxes, net	(6)	31	(43)	6
Accrued severance pay	22	18	46	46
Unrealized gain from marketable securities, net	(1)	(6)	(11)	(8)
Employees share-based compensation expenses	62	68	252	281
Changes in operating asset and liability items:
Increase in accounts receivable, net	(380)	(412)	(4)	(549)
Decrease (increase) in other current assets	(129)	(125)	42	(244)
Decrease (increase) in prepaid expenses	97	161	101	(108)
Increase (decrease) in accounts payable	232	172	(173)	20
Increase (decrease) in other current liabilities and accruals	(306)	35	(264)	(243)
Change in operating lease liability	7	30	12	12
Decrease in deferred revenues	(573)	(744)	(660)	(476)
Net cash provided by operating activities	308	711	4,114	4,100

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3)	(11)	(10)	(64)
Severance pay funds	(22)	(12)	(55)	(53)
Proceeds from redemption of (investment in) short-term bank deposits	1,497	(280)	2,356	(1,424)
Net cash provided by (used in) investing activities	1,472	(303)	2,291	(1,541)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid	-	-	(4,868)	(4,839)
Net cash used in financing activities	-	-	(4,868)	(4,839)

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(62)	(26)	(43)	(27)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,718	382	1,494	(2,307)
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF PERIOD	2,734	2,576	2,958	5,265
BALANCE OF CASH AND CASH EQUIVALENTS AT
END OF PERIOD	$4,452	$2,958	$4,452	$2,958